Exhibit 99.1

SIGMA LITHIUM INITIATES PRODUCTION OF GREEN LITHIUM: ZERO TAILINGS AND LOW CARBON

●	Sigma Lithium has successfully transitioned from developer to producer with the achievement of first production of Battery Grade Sustainable Lithium Concentrate (“Green Lithium”)

●	The Company accomplished this critical milestone safely and on schedule through the completed commissioning of the Dense Medium Separation (“DMS”) circuit, the second module of its Greentech Plant, which marks the finalization of construction of Phase 1 of the Grota do Cirilo project

●	Successful initial production runs achieved 75% of nameplate throughput capacity. The Greentech Plant is expected to produce at full production capacity by July 2023

●	Inaugural first shipment is expected to be approximately 15,000 tonnes of Green Lithium, targeted for May 2023

●	Sigma Lithium has generated significant commercial interest in and intends to sell 100% of its ultra-fine tailings, which is expected to be approximately 300,000 tonnes from Phase 1 operations

●	Green Lithium expected to reach the premium specifications set by advanced battery producers:

o	Lithium oxide: concentrate calibrated to lithium industry standard of 5.5% Li2O

o	Size of particles: coarse lithium concentrate particle size of 0.5mm to 9.5mm

o	High purity: 0.65% iron oxide, 0.39% potassium oxide, 0.37% potassium

VANCOUVER, CANADA – (April 17, 2023) – SIGMA Lithium Corporation (“Sigma Lithium” or the “Company”) (NASDAQ: SGML, TSXV: SGML), dedicated to powering the next generation of electric vehicles with Green Lithium, is pleased to announce that it has successfully and safely achieved first production of Green Lithium, thus concluding the commissioning process and transitioning the Company from developer to producer.

Completing the commissioning of the Phase 1 Greentech Plant is the final critical milestone in the development of the Grota do Cirilo project in Brazil and marks the successful completion of Phase 1 project construction. Sigma Lithium’s technical team, led by COO Brian Talbot, will now turn its attention to ramping up throughput to full production capacity, which it expects to achieve by July 2023.

As the project ramps to full production capacity, high-quality Green Lithium will be stockpiled and prepared for sale, with an inaugural first shipment of approximately 15,000 tonnes expected in May 2023. The Company recently announced that it had obtained its environmental operating license to sell all Green Lithium product from current and future production, including any stockpiled product.

Ana Cabral-Gardner, Sigma Lithium CEO and Co-Chairperson congratulates the Sigma Lithium team and is pleased that Sigma Lithium is delivering on its production targets for all of its stakeholders.

“Sigma Lithium was created almost a decade ago and set out to prove that lithium extraction could be done in a way that is environmentally and socially responsible. Reaching this milestone from developer to producer is an incredible achievement and a testament to the many years of hard work of the entire Sigma team. We are thrilled to deliver on schedule for our supporters and partners.”

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“We are endlessly proud to be producing our first tonnes of Green Lithium, and we hope to shine a spotlight on the tremendous potential for Brazil to be a leader in the energy transition as a key supplier of raw materials that can be mined and processed in a sustainable way for our environment and our communities.”

As previously announced, Sigma Lithium continues the detailed engineering work on the Phase 2 & 3 Greentech Plant Expansion, targeting to triple production of Green Lithium from 270,000 tpa to 766,000 tpa, if supported by the Feasibility Study currently being conducted.

Figure 1: Completion of DMS Commissioning and First Production of Green Lithium

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Figure 2: Completion of DMS Commissioning and First Production of Green Lithium

Figure 3: Completion of DMS Commissioning and First Production of Green Lithium

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QUALIFIED PERSONS

Mr. Wes Roberts, P.Eng., co-head of the technical committee of the Company, is the “qualified person” under National Instrument 43-101 who reviewed and approved the other technical information included in this news release.

ABOUT SIGMA LITHIUM

Sigma Lithium (NASDAQ: SGML, TSXV: SGML) is a company dedicated to powering the next generation of electric vehicle batteries with environmentally sustainable and high-purity lithium.

Sigma Lithium has been at the forefront of environmental and social sustainability in the EV battery materials supply chain for six years and it is currently producing Green Lithium from its Grota do Cirilo Project in Brazil. Phase 1 of the project is expected to produce 270,000 tonnes of Green Lithium annually (36,700 LCE annually). If it is determined to proceed, Phase 2 & 3 of the project are expected to increase production to 766,000 tonnes annually (or 104,200 LCE annually). The project produces Green Lithium in a state-of-the-art Greentech lithium plant that uses 100% renewable energy, 100% recycled water and 100% dry-stacked tailings. Please refer to the Company’s technical report titled “Grota do Cirilo Lithium Project, Araçuai and Itinga Regions, Minas Gerais, Brazil, Updated Technical Report” dated October 31st, 2022, which is filed on SEDAR and is also available on the Company’s website.

For more information about Sigma Lithium, visit https://www.sigmalithiumresources.com/

FOR ADDITIONAL INFORMATION PLEASE CONTACT

Jamie Flegg, Chief Development Officer
(Toronto) +1 (647) 706-1087
jamie.flegg@sigmaca.com

Daniel Abdo, Chief Communications Officer

(Sao Paulo) +55 11 2985-0089

daniel.abdo@sigmaca.com

Sigma Lithium

Sigma Lithium
@sigmalithium
@SigmaLithium

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FORWARD-LOOKING STATEMENTS

This news release includes certain "forward-looking information" under applicable Canadian and U.S. securities legislation, including but not limited to statements relating to timing and costs related to the general business and operational outlook of the Company including production estimates and projected cash flows; timing for the commissioning of the Greentech Plant and commencement of commercial production, completion of the report relating to the Greentech Plant expansion expectations as to the commencement of cash flow and whether such cash flows can support the Greentech Plant expansion, operational status, the Company meeting its social and climate initiative and objectives, and other forward-looking information. All statements that address future plans, activities, events, estimates, expectations or developments that the Company believes, expects or anticipates will or may occur is forward-looking information, including statements regarding the potential development of mineral resources and mineral reserves which may or may not occur. Forward-looking information contained herein is based on certain assumptions regarding, among other things: general economic and political conditions (including but not limited to the impact of the continuance or escalation of the military conflict between Russia and Ukraine, and economic sanctions in relation thereto); the stable and supportive legislative, regulatory and community environment in Brazil; anticipated trends and effects in respect of the COVID-19 pandemic and post-pandemic; demand for lithium, including that such demand is supported by growth in the electric vehicle market; the Company’s market position and future financial and operating performance; the Company’s estimates of mineral resources and mineral reserves, including whether mineral resources will ever be developed into mineral reserves; and the Company’s ability to develop and achieve production at its mineral projects including that the Company will not experience any materials or equipment shortages, any labour or service provider outages or delays or any technical issues in the course of final commissioning or in respect of the Greentech Plant, the expected positive results of the engineering report. Although management believes that the assumptions and expectations reflected in the forward-looking information are reasonable, there can be no assurance that these assumptions and expectations will prove to be correct. Forward-looking information inherently involves and is subject to risks and uncertainties, including but not limited to that the Company may not develop its mineral projects into a commercial mining operation; the market prices for lithium may not remain at current levels; and the market for electric vehicles and other large format batteries currently has limited market share and no assurances can be given for the rate at which this market will develop, if at all, which could affect the success of the Company and its ability to develop lithium operations. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether because of new information, future events or otherwise, except as required by law. For more information on the risks, uncertainties and assumptions that could cause our actual results to differ from current expectations, please refer to the current annual information form of the Company and other public filings available under the Company’s profile at www.sedar.com.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

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